

June 8, 2012

Via E-mail
Ricardo Prats
Chief Executive Officer
Ocean Electric Inc.
112 Curry Street
Carson City, NV 89703

> **Re:** **Ocean Electric Inc.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2012**
> **File No. 333-181423**

Dear Mr. Prats:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to clarify whether this offering is a resale or a primary offering. In this regard, we note that your prospectus cover page states that "[you] are offering 45,000,000 shares of common stock on [your] own account." In addition, pages 4, 8 and 19 refer to selling stockholders. However, the registration statement cover page states that "[t]he selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective." Furthermore, we note that in paragraph number 9 of Exhibit 5.1, although counsel does refer to the shares of common stock "to be sold by the company," the actual opinion seems to contemplate a resale, as counsel states that the shares of common stock "are" validly issued, fully paid and nonassessable. If you are registering a primary offering, please have counsel revise to state that the shares of common stock "will be" validly issued, fully paid and nonassessable.

2. To the extent you are registering a primary offering, please revise your prospectus cover page to disclose that there is no required minimum amount of shares that must be sold. In addition, please add a risk factor addressing the risk of an offering with no required minimum.

Summary, page 5

3. We note that you are offering shares of your common stock for a fixed price of $0.30 per share. Please revise to disclose here the price range of your common stock for the last 12 months.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
        Henry King Chae
        Chae Law, PLLC